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                     U.S. SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549



                                   FORM 12b-25

                           Notification of Late Filing



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 [ ] Form 10-KSB  [ ] Form 20-F  [ ] Form 11-K  [X] Form l0-QSB  [ ] Form N-SAR



                For the Fiscal Quarter Ended: November 30, 2004
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Nothing  in this  Form  shall be  construed  to imply  that the  Commission  has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION
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                           Quest Resource Corporation
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               (Exact Name of Registrant as Specified in Charter)


          9520 North May Ave., Suite 300 Oklahoma City, Oklahoma 73120
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                     (Address of Principal Executive Office)



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PART II - RULES 12B-25 (B) AND (C)
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If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     |    (a)  The reasons described in reasonable detail in Part III of this
     |         form could not be eliminated without unreasonable effort or
     |         expense;
     |
 [X] |    (b)  The subject annual report or semi-annual report/portion thereof
     |         will be filed on or before the fifteenth calendar day following
     |         the prescribed due date; or the subject quarterly report/portion
     |         thereof will be filed on or before the fifth calendar day
     |         following the prescribed due date; and
     |
     |    (c)  The accountant's statement or other exhibit required by Rule
     |         12b-25(c) has been attached if applicable.

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PART III - NARRATIVE
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State below in reasonable detail the reasons why Forms 10-KSB, 20-F, 11-K,
10-QSB, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time:

     In the period of time following the fiscal quarter ended November 30, 2004, for which fiscal quarter Quest Resource Corporation is hereby giving notice of its inability to timely file Form 10-QSB, Quest Resource Corporation has suffered an unusual amount of turnover of its finance and accounting staff. As a result, the company has not been able to timely prepare and review all of the information required by the 10-QSB. Further, there has also been a recent death in family of the company's Chief Financial Officer, which has prevented him from being able to complete the Form 10-QSB.

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PART IV - OTHER INFORMATION
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(1)  Name and telephone number of person to contact in regard to this notification

     David Grose         (405) 488-1304

(2) Have all other periodic reports required (under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940) during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer no, identify report(s).

          [X]  YES                      [ ]   NO


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?



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          [ ]  YES                      [X]   NO


     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and; if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Quest Resource Corporation has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  January 18, 2005       Quest Resource Corporation


                               By:  /s/ Jerry D. Cash
                                    -----------------------
                                    Jerry D. Cash
                                    Chief Executive Officer


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                                    ATTENTION
Intentional misstatements or omissions of act constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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